UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

VocalTec Communications Ltd.

(Name of Issuer)

Ordinary Shares, New Israeli Shekel 0.13 par value per share

(Title of Class of Securities)

M97601112

(CUSIP Number)

Ulrika Carlsson	Frank A. Calderoni
Managing Director	Executive Vice President and
Cisco Systems International B.V.	Chief Financial Officer
Haarlerbergpark	Cisco Systems, Inc.
Haarlerbergweg 13-19	170 West Tasman Drive
1101 CH Amsterdam	San Jose, CA 95134
The Netherlands	(408) 526-4000
31 (0)20 485 4646

Copies to:
Daniel J. Winnike, Esq.
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. M97601112	Page 2 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cisco Systems International B.V. (“CSIBV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power None
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. M97601112	Page 3 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cisco Systems Netherlands Holdings B.V. (“CSNHBV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power None
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. M97601112	Page 4 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cisco Systems Luxembourg S.a.r.l. (“CSLS”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power None
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. M97601112	Page 5 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cisco Systems Luxembourg International S.a.r.l. (“CSLIS”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power None
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. M97601112	Page 6 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cisco Systems International S.a.r.l. (“CSIS”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power None
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. M97601112	Page 7 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cisco Systems (Bermuda) Limited (“CSBL”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power None
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. M97601112	Page 8 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cisco Systems International Holdings Limited (“CSIHL”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power None
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. M97601112	Page 9 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cisco Technology, Inc. (“CTI”), I.R.S. Identification No. 77-0462351
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power None
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. M97601112	Page 10 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cisco Systems, Inc. (“Cisco”), I.R.S. Identification No. 77-0059951
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power None
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Cisco Systems International B.V. (“CSIBV”), a Netherlands private limited liability company and wholly-owned subsidiary of Cisco Systems Netherlands Holdings B.V. (“CSNHBV”); (ii) CSNHBV, a Netherlands private limited liability company and wholly-owned subsidiary of Cisco Systems Luxembourg S.a.r.l. (“CSLS”); (iii) CSLS, a Luxembourg private limited company and wholly-owned subsidiary of Cisco Systems Luxembourg International S.a.r.l. (“CSLIS”); (iv) CSLIS, a Luxembourg private limited company and wholly-owned subsidiary of Cisco Systems International S.a.r.l. (“CSIS”); (v) CSIS, a Switzerland limited liability company and wholly-owned subsidiary of Cisco Systems (Bermuda) Limited (“CSBL”); (vi) CSBL, a Bermuda company limited by shares and wholly-owned subsidiary of Cisco Systems International Holdings Limited (“CSIHL”); (vii) CSIHL, a Bermuda company limited by shares and wholly-owned subsidiary of Cisco Technology, Inc. (“CTI”); (viii) CTI, a California corporation and wholly-owned subsidiary of Cisco Systems, Inc. (“Cisco”); and (ix) Cisco, a California corporation (each a “Reporting Person” and collectively, the “Reporting Persons”), hereby amend and supplement the statement on Schedule 13D previously filed by them (the “Schedule 13D”) with respect to the ordinary shares, par value New Israeli Shekel 0.13 per share (“Ordinary Shares”), of VocalTec Communications Ltd. (the “Issuer”). Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.

Item 5.	Interest in Securities of the Issuer.

The information set forth under this Item is hereby amended by adding the following to the end thereof: On March 2, 2009 the Reporting Persons sold to the Issuer all 1,673,549 Ordinary Shares previously reported as beneficially owned by the Reporting Persons in the Schedule 13D, at a price per share of $0.40, for a total aggregate sale price of $669,000. As of the date of the filing of this amendment to the Schedule 13D, after giving effect to this sale, the Reporting Persons beneficially own zero Ordinary Shares and have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of zero Ordinary Shares.

As a result of the foregoing sale, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares as of March 2, 2009.

Item 7.	Materials to be Filed as Exhibits.

The information set forth under this Item is hereby amended, restated and replaced in its entirety as follows:

The following document is incorporated by reference as an exhibit:

Exhibit	Title
A	Joint Filing Agreement dated December 5, 2005 among the Reporting Persons (filed as Exhibit A to the Reporting Persons’ Schedule 13D filed with the Commission on December 5, 2005, and incorporated herein by reference).

[Remainder of page left intentionally blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2009	CISCO SYSTEMS INTERNATIONAL B.V.

	By:	/s/ Ulrika Carlsson
Ulrika Carlsson
Managing Director

Dated: March 12, 2009	CISCO SYSTEMS NETHERLANDS HOLDINGS B.V.

	By:	/s/ Harald Kleijn
Harald Klein
Managing Director

Dated: March 12, 2009	CISCO SYSTEMS LUXEMBOURG S.A.R.L.

	By:	/s/ Evan Sloves
Evan Sloves
Manager

Dated: March 12, 2009	CISCO SYSTEMS LUXEMBOURG INTERNATIONAL S.A.R.L.

	By:	/s/ Evan Sloves
Evan Sloves
Manager

Dated: March 12, 2009	CISCO SYSTEMS INTERNATIONAL S.A.R.L.

	By:	/s/ Eamann O’Callaghan
Eamann O’Callaghan
Manager

Dated: March 12, 2009	CISCO SYSTEMS (BERMUDA) LIMITED

	By:	/s/ Eamann O’Callaghan
Eamann O’Callaghan
Director

Dated: March 12, 2009	CISCO SYSTEMS INTERNATIONAL HOLDINGS LIMITED

	By:	/s/ Eamann O’Callaghan
Eamann O’Callaghan
Director

Dated: March 12, 2009	CISCO TECHNOLOGY, INC.

	By:	/s/ Evan Sloves
Evan Sloves
President, CEO & Assistant Secretary

Dated: March 12, 2009	CISCO SYSTEMS, INC.

	By:	/s/ Jonathan Chadwick
Jonathan Chadwick
Senior Vice President, Corporate Controller and Principal Accounting Officer

EXHIBIT INDEX

Exhibit	Title
A	Joint Filing Agreement dated December 5, 2005 among the Reporting Persons (filed as Exhibit A to the Reporting Persons’ Schedule 13D filed with the Commission on December 5, 2005, and incorporated herein by reference).